UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Lafayette Square USA, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3
(514) 847-5998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 431,666.7
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 431,666.7
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,666.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N/A	SCHEDULE 13D	Page 3 of 7

Item 1.	Security and Issuer.

This Statement is being filed by Caisse de dépôt et placement du Québec (“the “Reporting Person”) and relates to the Common Stock, par value $0.001 per share (the "Common Stock") issued by Lafayette Square USA, Inc. (formerly, Lafayette Square Empire BDC, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 175 SW Seventh St., Unit 1911, Miami, Florida, 33130.

Item 2.	Identity and Background.

(a) The Reporting Person is a legal person without share capital created by a special act of the Legislature of the Province of Québec.

(b) and (c) The address of the Reporting Person is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of the Reporting Person is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d) and (e) During the last five years, the Reporting Person has not been and, to the best of the Reporting Person's knowledge, none of the executive officers or directors of the Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the natural persons who are officers, directors or controlling persons of the Reporting Person is set forth in Annex A.

Item 3.	Source And Amount Of Funds Or Other Consideration.

On June 24, 2022, the Reporting Person acquired 431,666.7 newly issued shares of Common Stock from the Issuer for an aggregate purchase price of $6,475,000, pursuant to the Subscription Agreement (as defined in Item 6 of this Schedule 13D). The source of funds used by the Reporting Person was funds on deposit at the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the shares of Common Stock for investment purposes. As described in Item 6 of this Schedule 13D, pursuant to the Subscription Agreement the Reporting Person is obligated to purchase additional shares of Common Stock from the Issuer from time to time for an aggregate purchase price not to exceed the Reporting Person’s total capital commitment. The Reporting Person expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter

CUSIP No. N/A	SCHEDULE 13D	Page 4 of 7

acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities. The Reporting Person may also encourage, including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals, the Issuer to consider or explore any of the items enumerated in the following paragraph.

Except as described above in this Item 4 and in Item 6, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Person may in the future contemplate or adopt plans or proposals which relate to any of the actions enumerated in the preceding sentence.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The responses to this Item 5 and the information on the cover page are based on their being 1,747,783.3 shares of Common Stock outstanding as of June 24, 2022.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) As a result of the transactions described above, the Reporting Person is the direct beneficial owner of 431,666.7 shares of Common Stock, which represents approximately 24.7% of the Issuer’s outstanding Common Stock.

(c) The transactions by the Reporting Person in the shares of Common Stock during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

CUSIP No. N/A	SCHEDULE 13D	Page 5 of 7

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Pursuant to a Subscription Agreement (the “Subscription Agreement”), the Reporting Person has agreed to make a total capital commitment of $100,000,000 in the Issuer and fund capital contributions to purchase shares of Common Stock from time to time, upon delivery by the Issuer to the Reporting Person of a drawdown notice, in an aggregate amount up to the total capital commitment, in accordance with the terms of the Subscription Agreement.

Pursuant to the Subscription Agreement, during the Restricted Period (as defined in Appendix G of the Subscription Agreement), the Reporting Person may not transfer any of its shares of Common Stock, or its commitment in respect thereof, unless the Issuer has provided its written consent and such transfer is made in accordance with applicable securities laws and the terms of the Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a form of which is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Other than as described herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 10 filed by the Issuer with the SEC on July 12, 2021)

CUSIP No. N/A	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2022

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Authorized Signatory

Annex A

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Senior Country Officer, Crédit Agricole CIB Italy	Serbian and French
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and Chief Executive Officer, Commission de la construction du Québec	Canadian
Ravy Por	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Executive Director, Artificial Intelligence & Emerging Technologies, KPMG	Canadian
René Dufresne	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and Chief Executive Officer, Retraite Québec	Canadian
Olga Farman	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Managing Director, Norton Rose Fulbright	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Nelson Gentiletti	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Chief Executive Officer, Ardinall Investment Management	Romanian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Martin Laguerre	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity CDPQ US (New York)	Canadian and American
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Technology Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Québec	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B

Schedule of Transactions

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None, except as described in Item 3 of this Schedule 13D